Exhibit 16.1

August 20, 2024

Office of the Chief Accountant

Securities and Exchange Commission

100F Street,

NE Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements made by Ilustrato Pictures International Inc. (the Company), which were provided to us and which we understand will be filed with the Commission in a report on Form 8-K pursuant to Item 4.01 of Regulation S-K, regarding the change in its certifying accountant. We agree with the statements concerning our firm in such Current Report on Form 8-K. We have no basis to agree or disagree with other statements made under Item 4.01, except the following paragraph, for which no procedures have been conducted by the firm, either to identify “reportable events” between the last conducted review for period ended March 31, 2024 and the date of this letter, nor has the firm conducted any procedures on the company’s determination of internal controls over financial reporting:

During the Company’s two most recently completed fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through the date of resignation, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), other than as disclosed in Part II, Item 9A of the Company’s Form 10-K for the year ended December 31, 2023, where the Company’s management, our principal executive officer and principal financial officer determined that the Company’s internal controls over financial reporting concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period covered by the report.

The above paragraph does not reference procedures conducted by Pipara & Co LLP by the company, and this comment is included only for sake of clarity to the readers.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very truly yours,

/s/ Pipara & Co LLP
Pipara & Co LLP